FOR IMMEDIATE RELEASE

DISTRIBUTION OF INTERIM DIVIDENDS

(Santiago, CHILE, December 19, 2007) Madeco S.A. (“Madeco” or “the Company”) (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency, or “SVS”):

In compliance with current regulations, and specifically Circular No. 660 of the Chilean Securities and Insurance Superintendency, the Board of Directors informs that in the Ordinary Meeting held on December 18, of the present year, agreed the distribution of an interim dividend of $2.65 (Chilean Pesos) per share out of profits for the 2007 fiscal year, which will be paid beginning from January 18, 2008, to all registered shareholders on the fifth working day before the aforementioned date (January 12, 2008).

CIRCULAR N°660

FORM N°1

DISTRIBUTION OF DIVIDEND

0.01 Original Information: Yes 0.02 Date Sent: 12/19/2007

  IDENTIFICATION OF THE COMPANY AND THE EVENT.
1.01 ID Number (RUT) : 91.021.000-9 1.02 Date Sent : 12/19/2007

1.03 Name of the Company : MADECO S.A.

1.04 Registration Number : 251 1.05 Series : Unique.

1.06 Exchange Code : 381 1.07 Id. of Event: 103

  AGREEMENT AND AMOUNT OF THE DIVIDEND
2.01 Date of Agreement : 12/18/2007

2.02 Agreement adopted by : 3 (Board Session)

2.03 Amount of the Dividend : $15,002,161,151 2.04 Currency: Chilean Pesos

  SHARES AND SHAREHOLDERS WITH RIGHTS
3.01 Number of Shares : 5,661,192,887 3.02 Deadline : 12/01/2008

  CHARACTERISTCS OF THE DIVIDEND
4.01 Type of Dividend : 1 (Interim)

4.02 Close of Fiscal Year : 12/31/2007

4.03 Form of Payment : 1 (with cash)

  PAYMENT OF DIVIDEND WITH CASH
5.01 Payment with Cash : $ 2.65 5.02 Currency : Chilean Pesos

5.03 Date of Payment : 01/18/2008

  OPTIONAL DISTRIBUTION OF DIVIDEND WITH SHARES
(Omitted as not applicable)

  OBSERVATIONS
    This interim dividend No.103, of $ 2.65 (Chilean Pesos) by share, was agreed by the Board of Directors in the Ordinary Session held on 18 December, 2007, to be paid out of profits of the 2007 fiscal year.

    The dividend will be paid at the offices on Huérfanos Street N° 770, 22nd Floor, Santiago, from Monday to Friday, from 09:00 AM. to 5:00 PM.

    Dividend publication shall be made in the newspaper “La Segunda”, on January 4th and 11th, 2008.

    The dividend hereof, in accordance with the provisions of the article 14th letter d), of Chilean Income Tax Law is an income not constitutive of rent.

Declaration: “The information contained on this form is the truth, for that reason I assume the corresponding legal responsibility.”

NAME AND SIGN OF LEGAL REPRESENTATIVE

ENRIQUE SOTOMAYOR ARANGUA

Legal Council - Secretary of the Board

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For further information contact:

Pablo Araya Magna
Head of Investor Relations
Tel. : (56 2) 520-1380
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

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Madeco formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation according to Chilean Law. Currently it has operations in Chile, Brazil, Peru, Colombia and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging and wrappers for mass consumer products, such as foods, snacks and cosmetics. More information on www.madeco.cl

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today’s date, including, but not limited to, changes in company strategy, or in capital spending, or reflect the occurrence of unanticipated events.